Exhibit 99.1

Can-Fite Reports Ten-Year Survival Milestone for Advanced Liver Cancer Patient from Phase II Namodenoson Study

Patient from the Company’s completed Phase II study remains cancer-free and in good health at the ten-year survival milestone

Ramat Gan, Israel, November 9, 2026 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced that a patient with advanced liver cancer who participated in its completed Phase II study of Namodenoson has reached ten years of overall survival. The patient, whose complete response was previously reported by the Company, remains cancer-free and in good health.

This decade-long survival marks an exceptional individual outcome in advanced hepatocellular carcinoma (HCC), the most common form of liver cancer. Following the Company’s announcement of nine-year survival in November 2025, the patient’s continued well-being adds another year to this remarkable clinical story.

“Behind this ten-year milestone is a woman who continues to live well a decade after participating in our study with advanced liver cancer. For patients, families, and those of us working to develop new treatments, this is a deeply meaningful achievement,” said Prof. Pnina Fishman, Chairperson and Chief Scientific Officer of Can-Fite. “Her exceptional outcome strengthens our commitment to advancing Namodenoson and evaluating its potential to provide durable clinical benefit for patients with liver cancer.”

Namodenoson is currently being evaluated in Can-Fite’s ongoing randomized, double-blind, placebo-controlled pivotal Phase III study in patients with advanced HCC and underlying Child-Pugh B7 cirrhosis. As announced on September 2, 2026, overall survival across the pooled, blinded study population appeared longer than anticipated based on the study’s design assumptions, prompting the Company to evaluate earlier timing for the planned interim analysis. The study remains blinded, and the survival observation includes both Namodenoson- and placebo-treated patients; treatment-specific efficacy will be assessed through the planned analysis.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase 3 trial for advanced liver cancer, concluded successfully a Phase 2a study in pancreatic cancer and is enrolling patients in a Phase 2b trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson, is being evaluated in a pivotal Phase III study for the treatment of moderate-to-severe plaque psoriasis, which has completed enrollment of the first 247 patients for a pre-specified interim analysis, with interim efficacy and safety data expected in the first quarter of 2027. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,700 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, Namodenoson’s potential therapeutic benefits, the conduct, timing, progress and results of the Company’s ongoing Phase III study in HCC, the potential timing and results of the planned interim analysis, and the Company’s product-development and regulatory plans.. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114